                                                                                                                       Exhibit 12


                                         CONSOLIDATED FREIGHTWAYS, INC.
                             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                       Six Months Ended
                                           June 30,                                Year Ended December 31,
                                      1996       1995           1995          1994          1993          1992          1991

                                 (Dollars in thousands)
Fixed Charges:
 Interest Expense            $   19,990     $   15,418     $   34,325     $  27,945    $   30,333    $   38,893    $   46,703
 Capitalized Interest             1,201            475          1,092         1,042         1,224           543         1,703
 Preferred Dividends              6,170          6,224         12,419        12,475        12,551        12,618        12,691
Total Interest                   27,361         22,117         47,836        41,462        44,108        52,054        61,097

Interest Component of
  Rental Expense                 35,293         37,429         73,004        62,304        57,585        55,773        58,052

Total Fixed Charges              62,654         59,546        120,840       103,766       101,693       107,827       119,149
Less:
 Capitalized Interest             1,201            475          1,092         1,042         1,224           543         1,703
 Preferred Dividends              6,170          6,224         12,419        12,475        12,551        12,618        12,691
  Net Fixed Charges          $   55,283     $   52,847     $  107,329     $  90,249    $   87,918    $   94,666    $  104,755

Earnings:
 Income (Loss)
   Before Income Taxes       $   28,994     $   85,913     $  110,873     $ 111,920    $   91,441    $  (10,733)   $  (43,337)
 Add: Net Fixed
  Charges                        55,283         52,847        107,329        90,249        87,918         94,666      104,755
  Total Earnings             $   84,277     $  138,760     $  218,202     $ 202,169    $  179,359    $    83,933   $   61,418

Ratio of Earnings to
 Fixed Charges:
   Total Earnings            $   84,277     $  138,760     $  218,202     $ 202,169    $  179,359    $    83,933   $   61,418
   Fixed Charges (1)             62,654         59,546        120,840       103,766       101,693        107,827      119,149

   Ratio                           1.3 x          2.3 x         1.8 x         1.9 x         1.8 x        0.8 x(2)       0.5X(2)

(1) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $23.9 million and $57.7 million for the years ended December 31, 1992 and 1991, respectively.



